Mail Stop 6010

May 15, 2008

David E.I. Pyott
Chairman of the Board and Chief Executive Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: Allergan, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
File No. 001-10269

Dear Mr. Pyott:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: James W. Sytsma
       Jonn Beeson
       Latham & Watkins LLP
       650 Town Center Drive, 20th Floor
       Costa Mesa, California 92626-1925